UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Attend SEMICON West and Meet Investors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2019	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Nova to Attend SEMICON West and Meet Investors

Rehovot, Israel – June 24, 2019 – Nova (Nasdaq: NVMI) announced today that Eitan Oppenhaim, President & Chief Executive Officer and Dror David, Chief Financial Officer, will attend SEMICON West from July 8 to July 10, 2019.

Mr. Oppenhaim and Mr. David will host meetings with investors and analysts between July 8th to 10th. To schedule a meeting please contact Miri Segal of MS-IR at msegal@ms-ir.com.

About SEMICON West: SEMICON West is the world’s marketplace for microelectronics innovation, featuring nearly 700 international exhibitors showcasing products and services across the manufacturing ecosystem – from design to manufacturing. The global industry looks to SEMICON West for the most up-to-date information on the tools, technologies and trends driving the design, manufacture and business of microelectronics.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded in NASDAQ & TASE under the symbol NVMI.